Mail Stop 4561

September 11, 2007

By U.S. Mail and Facsimile (805)545-8599

Alison Davis
Chief Executive Officer
Belvedere SoCal
One Maritime Plaza, Suite 825
San Francisco, California 94111

Re: Belvedere SoCal
Amendment No. 2 to Registration Statement on Form S-4
Filed August 27, 2007
File No. 333-141453

Dear Ms. Davis:

We have reviewed your amendment and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   We have not reviewed and will not further review your filing for accounting and financial reporting issues until you have included the appropriate financial statements for First Heritage Bank in your filing.

Questions and Answers About Voting, page iii

2.   With respect to your Q&A regarding dissenters' rights, please revise to provide a cross-reference to the discussion on page 59.

Information about the Business Plan for the Surviving Bank, page 3

3.   On page 4 you discuss your intention to open new branch offices in Southern California. Please disclose the status of these plans to the extent available, including the expected timing and cost.

Transaction Fee and Expense to be Paid to Fund by SoCal, page 8

4.   Please disclose or provide us with your calculations to determine the amount of the fee of approximately $1 million. Furthermore, we note that in the second risk factor on page 22 you state that the transaction fee will be $1.4 million. Please revise these amounts as necessary.

Risk Factors, page 22

5.   In the risk factor on page 30 that begins, "The types of loans in Professional Business Bank's portfolio…", please disclose any Alt-A or subprime loans in the bank's portfolio and the current risks that attach to any such loans.

The Background of the Merger, page 37

6.   On page 39, please revise to clarify the nature of the of the changes made in the April 23, 2007 amendment to the merger agreement. Alternatively, tell us in your response letter regarding the nature of those changes.

Per Share Cash Consideration and Exchange Ratio, page 49

7.   Please revise the table at the bottom of page 49, either in a footnote or in the narrative, to indicate whether the percentages take into account the $11.5 million in equity to be contributed to SoCal by the Fund.

*   *   *   *   *

Closing Comments

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide the staff of the Division of Corporation Finance, with marked copies of the amendment to expedite our review by showings deletions as strikethrough and added sections as underlining. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed

cover letters greatly facilitate our review. Please understand that we may have additional comments after we review your amendment and responses to our comments.

You may contact Joyce Sweeney, Staff Accountant, at (202) 551-3449 or John Nolan, Accounting Branch Chief, at (202) 551-3492 if you have questions regarding these comments. Please contact Gregory Dundas at (202) 551-3436 or me at (202) 551-3434 with any other questions.

Sincerely,

Michael Clampitt
Senior Attorney

cc: John F. Stuart, Esq.
        Kenneth E. Moore, Esq.
        Reitner, Stuart & Moore
        1319 Marsh Street
        San Luis Obispo, California 93401

        Barbara S. Polsky, Esq.
        Joshua A. Dean, Esq.
        Manatt, Phelps & Phillips, LLP
        11355 West Olympic Boulevard
        Los Angeles, California 90064